UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

10x Genomics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

88025U109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88025U109	13G	Page 1 of 18 Pages

1.	Names of Reporting Persons Paladin Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,028,052 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,028,052 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,052 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5% (2)
12.	Type of Reporting Person (See Instructions) IA, OO

(1)

Consists of 2,028,052 shares of Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”) held by the US Funds and the Cayman Fund (each as defined in Item 2(a) below), over which Paladin Capital Management, LLC (“Paladin Adviser”) has discretionary investment authority.

(2)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by 10x Genomics, Inc. (the “Company”) with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 2 of 18 Pages

1.	Names of Reporting Persons Paladin Holdings III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,636,125 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,636,125 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,636,125 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.0% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,636,125 shares of Class A Common Stock held by the US Funds, which are managed by Paladin Holdings III, L.P. (“Paladin GP”).
(2)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 3 of 18 Pages

1.	Names of Reporting Persons Paladin Holdings III (Cayman Islands), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 391,927 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 391,927 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,927 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 391,927 shares of Class A Common Stock held by the Cayman Fund, which is managed by Paladin Holdings III (Cayman Islands), L.P. (“Paladin Cayman GP”).
(2)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 4 of 18 Pages

1.	Names of Reporting Persons Paladin Capital Group III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,636,125 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,636,125 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,636,125 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.0% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,636,125 shares of Class A Common Stock held by the US Funds. Paladin Capital Group III, LLC (“Capital III”) is the general partner of Paladin GP, which is the general partner of the US Funds.

(2)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 5 of 18 Pages

1.	Names of Reporting Persons Paladin Homeland Security Corporation III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 391,927 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 391,927 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,927 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Consists of 391,927 shares of Class A Common Stock held by the Cayman Fund. Paladin Homeland Security Corporation III, Ltd. (“Paladin III”) is the general partner of Paladin Cayman GP, which is the general partner of the Cayman Fund.

(2)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 6 of 18 Pages

1.	Names of Reporting Persons Paladin III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 676,140
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 676,140

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 676,140
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 7 of 18 Pages

1.	Names of Reporting Persons Paladin III (NY City), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 570,657
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 570,657

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 570,657
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 8 of 18 Pages

1.	Names of Reporting Persons Paladin III (Cayman Islands), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 391,927
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 391,927

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,927
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 9 of 18 Pages

1.	Names of Reporting Persons Paladin III (HR), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 194,664
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 194,664

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,664
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 10 of 18 Pages

1.	Names of Reporting Persons Paladin III (CA), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 194,664
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 194,664

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,664
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 11 of 18 Pages

1.	Names of Reporting Persons Paladin III Co-Investment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88025U109	13G	Page 12 of 18 Pages

1.	Names of Reporting Persons Michael Robert Steed
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 137,147
	6.	Shared Voting Power 2,028,052 (1)
	7.	Sole Dispositive Power 137,147
	8.	Shared Dispositive Power 2,028,052 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,165,199 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7% (2)
12.	Type of Reporting Person (See Instructions) IN, HC

(1)

Consists of (a) 137,147 shares of Class A Common Stock held directly by Michael Robert Steed (“Steed”), and (b) 2,028,052 shares of Class A Common Stock held by the US Funds and the Cayman Fund over which Paladin Adviser has discretionary investment authority. Steed is the managing partner of Paladin Adviser, and ultimately controls Capital III and Paladin III, which control the general partners of the US Funds and the Cayman Fund.

(2)

Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 88025U109	13G	Page 13 of 18 Pages

Item 1.

(a)	Name of issuer

10x Genomics, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of the following:

i.	Paladin Capital Management, LLC (“Paladin Adviser”), which is the discretionary investment adviser to the US Funds and the Cayman Fund;

ii.	Paladin Holdings III, L.P. (“Paladin GP”), which is the general partner of the US Funds and the managing member of Co-Investment;

iii.	Paladin Holdings III (Cayman Islands), L.P. (“Paladin Cayman GP”), which is the general partner of the Cayman Fund;

iv.	Paladin Capital Group III, LLC (“Capital III”), which is the general partner of Paladin GP;

v.	Paladin Homeland Security Corporation III, Ltd. (“Paladin III”), which is the general partner of Paladin Cayman GP;

vi.	Paladin III LP;

vii.	Paladin III (NY City) LP (“Paladin NY”);

viii.	Paladin III (Cayman Islands) LP (the “Cayman Fund”);

ix.	Paladin III (HR) LP (“Paladin HR”);

x.	Paladin III (CA) LP (“Paladin CA” and, together with Paladin III LP, Paladin NY and Paladin HR, the “US Funds”); and

xi.	Paladin III Co-Investment LLC (“Co-Investment”);

xii.	Michael Robert Steed (“Steed”), who ultimately controls Capital III and Paladin III, and is the managing partner of Paladin Adviser.

Paladin Adviser, Paladin GP, Paladin Cayman GP, Capital III, Paladin III, the US Funds, the Cayman Fund, Co-Investment and Steed are collectively referred to in this Schedule 13G as the “Reporting Persons.”

(b)	Address or principal business office or, if none, residence

The address of each of the Reporting Persons is: c/o Paladin Capital Management, LLC, 2020 K Street, NW, Suite 620, Washington DC 20006.

(c)	Citizenship

i.	Paladin Adviser is a Delaware limited liability company;

ii.	Paladin GP is a Delaware limited partnership;

iii.	Paladin Cayman GP is a Cayman Islands limited partnership;

iv.	Capital III is a Delaware limited liability company;

v.	Paladin III is a Cayman Islands company;

vi.	Each of the US Funds is a Delaware limited partnership;

vii.	The Cayman Fund is a Cayman Islands limited partnership;

viii.	Co-Investment is a Delaware limited liability company;

ix.	Steed is a United States citizen.

(d)	Title of class of securities

Class A common stock, par value $0.00001 per share (the “Class A Common Stock”).

(e)	CUSIP No.

88025U109

CUSIP No. 88025U109	13G	Page 14 of 18 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)-(c)

The information relating to the beneficial ownership of Class A Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of the Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2020.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Each of the Reporting Persons has ceased to own 5% of the Class A Common Stock.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group with respect to the Class A Common Stock held directly by private funds over which Paladin Adviser has discretionary investment authority. The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit 99.1.

CUSIP No. 88025U109	13G	Page 15 of 18 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

PALADIN CAPITAL MANAGEMENT, LLC		PALADIN HOLDINGS III, L.P. By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN HOLDINGS III (CAYMAN ISLANDS), L.P. By: PALADIN HOMELAND SECURITY CORPORATION III, LTD., ITS GENERAL PARTNER		PALADIN HOMELAND SECURITY CORPORATION III, LTD.

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN CAPITAL GROUP III, LLC		PALADIN III, LP By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN III (NY CITY), LP By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER		PALADIN III (CAYMAN ISLANDS), LP By: PALADIN HOLDINGS III (CAYMAN ISLANDS), L.P., ITS GENERAL PARTNER By: PALADIN HOMELAND SECURITY CORPORATION III, LTD., ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN III (HR), LP By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER		PALADIN III (CA), LP By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN III CO-INVESTMENT, LLC By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER		MICHAEL ROBERT STEED

By:	/s/ Michael Steed	By:	/s/ Michael Steed
Michael Steed, Authorized Person

EXHIBIT INDEX

Exhibit	Description

99.1.	Joint Filing Agreement